Exhibit 3.1

SECOND AMENDMENT TO BYLAWS

OF

DCT INDUSTRIAL TRUST INC.

The Bylaws of DCT Industrial Trust Inc. (“the Bylaws”), are hereby amended as follows:

Section 2.7 of the Bylaws is deleted in its entirety and replaced with the following:

“2.7 Voting. A nominee for Director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that Directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the Charter and these Bylaws, to the extent applicable, and applicable law and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders. If Directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS: October 25, 2011.